

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 8, 2016

Mr. Hiroo Unoura
Chief Executive Officer
Nippon Telegraph and Telephone Corporation
Otemachi First Square, East Tower, 5-1, Otemachi 1-Chome, Chiyoda-Ku
Tokyo 100-8116
Japan

> **Re:** **Nippon Telegraph and Telephone Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2015**
> **Filed June 30, 2015**
> **File No. 001-08910**

Dear Mr. Unoura:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Associate Chief Accountant
AD Office 11 – Telecommunications

Cc: Stuart A. Morrissy, Esq.